RICHARDSON & PATEL LLP
10900 Wilshire Boulevard, Suite 500
Los Angeles, California 90024
Telephone (310) 208-1182
Fax (310) 208-1154

November 20, 2009

Filed Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Katherine Wray

Re:
Ableauctions.com, Inc.
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed October 20, 2009
File No. 001-15931

Form 10-K and Forms 10-K/A for the Fiscal Year December 31, 2008
Filed March 25, 2009, September 25, 2009 and October 23, 2009
Form 10-Q and Form 10-Q/A for the Quarter Ended June 30, 2009
Filed on August 13, 2009 and October 23, 2009, respectively
File No. 001-15931

Dear Ms. Wray:

On behalf of Ableauctions.com, Inc. (the “Company” or “Ableauctions”), set forth below are responses to the comments received from the staff of the Securities and Exchange Commission (“Staff”) in the letter dated November 5, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

U.S. Securities and Exchange Commission
Re: Ableauctions.com, Inc. Proxy Statement on Schedule 14A
November 20, 2009

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

General

1.
Please update the financial statements contained in your filing, both for SinoCoking and, if needed, for the company, to ensure that they comply with the requirements of Article 8 of Regulation S-X.  Please also update the related disclosure elsewhere in the filing, including in the business and management’s discussion and analysis sections.

Response:   In response to this comment, we have updated the financial statements of SinoCoking and the Company, in compliance with the above stated regulation.

Management After the Acquisition (SinoCoking Management), page 51

2.
We note that in response to prior comment 12 from our letter dated October 2, 2009, you have amended your filing to provide certain additional disclosure called for by Items 7 and 8 of Schedule 14A with respect to the officers and directors, including members of SinoCoking’s current management, who are expected to be appointed as the company’s officers and directors following the proposed acquisition.  Please revise to provide the required compensation disclosure for SinoCoking’s last-completed fiscal year ended June 30, 2009.  See Item 8 of Schedule 14A and Item 402(m)-(r) of Regulation S-K.

Response:   In response to this comment we have added compensation disclosure for SinoCoking’s last-completed fiscal year, which appears on page 61 of the revised proxy.

Proposal  2 - Approval of Terms of Plan of Liquidation, page 57

3.
We note your response to comment 6 in your letter dated October 23, 2009 as it relates to the Staff’s review of the Company’s Form 10-K.  Please revise your proxy disclosures to include a discussion regarding the sale of the property held by your Township Holdings joint venture.  Disclose the list price for such property including estimated selling costs and disclose how this price was determined.  Also, to the extent the net estimated selling price will not be sufficient to cover the carrying value of your Investment in Joint Venture then please disclose the amount of potential impairment to this asset.

Response:   We have revised the proxy statement as you requested.  Please see page 65.

4.    We note your response to comment 7 in your letter dated October 23, 2009.  Please revise your proxy discosures to include a discussion of the options available to liquidate the Series A common stock in Surrey Central City Holdings.  Also, disclose the appraised value of the five lots owned by Surrey and include the date of such appraisals.

U.S. Securities and Exchange Commission
Re: Ableauctions.com, Inc. Proxy Statement on Schedule 14A
November 20, 2009

Response:   In response to this comment we have revised our proxy disclosures to include discussion of the options available to liquidate the Series A common stock in Surrey Central Holdings, as well as details concerning appraised value and the date of the appraisals.  This discussion appears on pages 65-66 of the proxy.

Ab1eAuctions.com, Inc. Consolidated Financial Statements
Consolidated Balance Sheet, page B-2

5.
The second column of your balance sheet is captioned “March 31, 2009.” However, a review of your Form 10-Q for the quarter ended June 30, 2009, indicates that the figures set forth in this column are actually as of June 30, 2009.  Please ensure that your balance sheet references the appropriate date in the next amendment.

Response:   We note that the proxy has been updated to include updated financial statements of the Company, and financial statements for the nine months ended September 30, 2009 are correctly captioned.

Form 10-Q for the Quarter Ended June 30, 2009
Note 3. Related Party Transactions, page F-9

6.
The disclosures on page 56 of the preliminary proxy statement filed on October 20, 2009 indicate that the company initially purchased one-half of Surrey Central City Holdings’ Class A common stock for $1,347,440, of which one-half was due in cash and one-half was paid with a promissory note.  We further note that your investment subsequently increased by $519,645 to $1,867,085 when Surrey purchased an additional adjacent lot, thereby increasing the promissory note by the same amount to $1,193,365.  Based on these disclosures, it appears that (excluding interest) the company owed $1,193,365 for the promissory note and $673,720 for one-half of the initial investment due in cash, (which according to your proxy disclosure has not yet been paid) for a total due to Mr. Ladha of $1,867,085.  Please reconcile this amount to the “due to related party” balances at December 31, 2008 and June 30, 2009.  In this regard, we note that in July 2009, Mr. & Mrs. Ladha each converted $500,000 principal amount of the notes or $1.0 million (plus interest) into the company’s common stock; however, it is not clear from your current disclosures or from the statement of cash flows what payments, if any, were made during the periods ended December 31, 2008 and June 30, 2009 to reduce the initial liability from its original amount.  Please explain.

U.S. Securities and Exchange Commission
Re: Ableauctions.com, Inc. Proxy Statement on Schedule 14A
November 20, 2009

Response:   The amounts owed to Mr. Ladha or his affiliates fluctuated during these periods as a result of either payments made to Mr. Ladha or adjustments made to the amounts owed to him.  The amount reported at December 31, 2008 was made up of the following:

$673,720	Cash portion of purchase price for Surrey Class A common Stock

$673,720	Note portion of purchase price for Surrey Class A common Stock

$328,682	Initial adjustment made to purchase price for Surrey Class A common stock (based on the purchase price of the fifth lot)

$50,178	Loans made to the Company by Abdul Ladha

($363,602)	Partial repayment of cash portion of purchase price for Surrey Class A common stock

$1,057	Currency exchange adjustment

The amount reported at March 31, 2009 adjusted the amount reported at December 31, 2008 as follows:

($184,096)	Partial repayment of cash portion of purchase price for Surrey Class A common stock

$190,962	Final adjustment made to purchase price for Surrey Class A common stock (based on appraisals)

($24,952)	Partial repayment for cash purchase of Surrey Class A common stock

$11,072	Currency exchange adjustment

The amount reported at June 30, 2009 further adjusted the amount reported at December 31, 2008 as follows:

($1,040,273)	Partial conversion of the promissory note issued for the purchase price of the Surrey Class A common stock

U.S. Securities and Exchange Commission
Re: Ableauctions.com, Inc. Proxy Statement on Schedule 14A
November 20, 2009

($250,000)	Repayment of the promissory note issued for the purchase price of the Series A common stock and other loans

$60,892	Currency exchange adjustment and interest

*     *     *     *     *

If should have any questions regarding the above please contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

RICHARDSON & PATEL, LLP

/s/  Edgar D. Park
____________________________
Edgar Park, Esq.
cc:           Abdul Ladha
Mary Ann Sapone, Esq.